UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated February 1, 2008
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated January 7, 2008.
•	Press Release dated January 9, 2008.
•	Press Release dated January 11, 2008.
•	Press Release dated January 16, 2008.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: February 1, 2008	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge implements discount for Dividend Reinvestment Plan members
CALGARY, ALBERTA January 7, 2008 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today that participants in its Dividend Reinvestment and Share Purchase Plan (the Plan) will receive a two per cent discount on the purchase of common shares with reinvested dividends.
The discount is effective with dividends payable on March 1, 2008 and will continue until further notice. The price of the common shares purchased on behalf of Plan participants with reinvested dividends will be 98% of the weighted average of the trading prices for common shares on The Toronto Stock Exchange on the five trading days preceding a dividend payment date. Enbridge reserves the right to amend or cancel the discount at any time.
The discount will not apply to the purchase of common shares with optional cash payments under the Plan. Optional cash payments of up to $5,000 Canadian per quarter will be used to purchase common shares under the Plan at a price equal to 100% of the weighted average of the trading prices for common shares on The Toronto Stock Exchange on the five trading days preceding a dividend payment date.
Plan participants, and those interested in enrolling in the Plan, are advised to read the updated Plan information available at www.enbridge.com under Investor Relations.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,500 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563
Toll free: (888) 992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Enbridge announces changes in senior management team
CALGARY, ALBERTA January 9, 2008 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today a number of changes in its senior management team, which are designed to ensure the successful execution of the most exciting growth plans in the Company’s history, as well as to maintain the success of its current operations.
“Enbridge currently has projects valued at $12 billion that are approved and underway, and another $14 billion of projects under consideration,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “Over the next three to five years, we need to have a strong focus not only on our current operations but also on the construction of these projects. This growth plan, and the opportunities the plan presents, requires a new organization structure that separates major projects from the operating functions, and places the appropriate emphasis on both of these important components of Enbridge’s future.”
As part of these developments, Enbridge announced the following changes in its senior management team, effective immediately:
–	Al Monaco, currently President Enbridge Gas Distribution, becomes Executive Vice President, Major Projects and will lead the newly created Major Projects Business Unit, which will be responsible for project execution once commercial viability for a major project has been established. Mr. Monaco will relocate from Toronto to Calgary.

–	Steve Wuori, currently Executive Vice President, Chief Financial Officer and Corporate Development, will assume the position of Executive Vice President, Liquids Pipelines. Mr. Wuori’s operating and business development experience will serve Enbridge well as the Company focuses on the strength of its current operations. He will be responsible for ensuring the successful integration of completed projects into the Enbridge system.

–	Richard Bird, currently Executive Vice President, Liquids Pipelines, will assume the position of Executive Vice President, Chief Financial Officer and Corporate Development. Mr. Bird has an extensive background in finance and corporate development and is well suited to lead the finance organization to ensure adequate funding is available to support this period of unprecedented growth.

–	Steve Letwin, Executive Vice President, Gas Transportation & International; Bonnie DuPont, Group Vice President, Corporate Resources; and David Robottom, Group Vice President, Corporate Law, will remain in their current roles and continue reporting to Mr. Daniel. Their functions will remain unchanged.

–	Janet Holder is appointed President of Enbridge Gas Distribution, replacing Al Monaco, and will relocate from Edmonton to Toronto. Ms. Holder spent 12 years in senior positions in Enbridge Gas Distribution before assignments brought her to Calgary and Edmonton. In her new role, Ms. Holder will report to Steve Letwin.
“These new assignments reflect a strong leadership team and continue the process of executing our long range plan,” said Mr. Daniel. “Our team’s goal is to continue to deliver superior returns to our shareholders and maintain the credibility we have earned with all of our stakeholders.”
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,500 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Jennifer Varey
Media
(403) 508-6563
Toll free: (888) 992-0997
Email: jennifer.varey@enbridge.com
or
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Enbridge to present at the TD London Oil Sands Forum 2008 Conference
CALGARY, Alberta, January 11, 2008 — Steve Wuori, Executive Vice President, Liquids Pipelines will be presenting at the TD London Oil Sands Forum in London on Monday, January 14, 2008 at 10:30 am. GMT.
To view the presentation on Monday, January 14, 2008, please visit the Presentations and Calendar page of the Enbridge Inc. website: http://www.enbridge.com/investor/presentations-calendar.php
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,500 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
For further information, contact:
Vern Yu
Enbridge Investor Relations
(403) 231-3946
Email: vern.yu@enbridge.com

NEWS RELEASE
Enbridge Inc. to Webcast 2007 Full Year Financial Results
CALGARY, January 16, 2008 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) will host a webcast conference call to discuss its 2007 full year financial results as follows:

Event:	Enbridge Inc. 2007 Full Year Financial Results Conference Call

Date:	Wednesday, February 6, 2008

Time:	7:00 a.m. Mountain Time / 9:00 a.m. Eastern Time

Dial-in:	617-213-4861 or toll-free at 1-888-713-4199/ passcode 55786156 (please dial-in 10 minutes prior to call)
To register for the webcast, interested parties are invited to visit www.enbridge.com/investor and follow the webcast registration link under Investor News. A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours. The webcast replay will be available at toll-free 1-888-286-8010 or 617-801-6888. The access code for the replay is 75632114.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Web Site
www.enbridge.com/investor